THE CHROMALINE CORPORATION


Chromaline
PhotoBrasive
ACCUART

2001 ANNUAL REPORT

CHROMALINE
A History

1952 Starts business as Chroma-Glo, Inc. a screen printer of precision graphics.

1960 Developed and patented photochemical imaging product called the Direct/Indirect photostencil system. Manufactures and sells this product to other screen printers as an additional business venture.

1981 Company concentrates resources on manufacturing & marketing premium photostencil products to the screen printing industry.

1982 Chromaline sells its screen print business. Proceeds of the sale enable the retiring of long-term debt and the concentrated investment in new product research and development.

1985 Chromaline expands its photochemical technology to the abrasive etching industry where, under the PhotoBrasive® Systems trade name, the company is recognized world-wide as a leading supplier and innovator.

1994 Chromaline becomes ISO 9001 certified, distinguishing itself from the competition and improving internal operations.

1999 Added glass and crystal products to offerings to the abrasive etching market.

2000 Chromaline is listed on the Nasdaq SmallCap market under the symbol CMLH.

2001 SplitRock Technologies is formed to market Chromaline's core technologies to markets not served through our current distribution.

chromaline®

The core technology of Chromaline is the application of photochemistry for the transfer of images. Although similar to photographic film technology, Chromaline employs synthetic organic polymers or natural proteins rather than silver halide in promotion of photo-reactivity.

Using Chromaline products, screen printers produce images ranging from simple T-shirt graphics and decals to complex designs for compact discs and electronic circuits. Typical customers include textile shops, automotive manufacturers, graphic/sign shops and large aeroscience organizations.

The domestic screen printing industry where Chromaline sells emulsion, film and chemical products is large and mature. Focus on market segments supporting higher margins and our well-established core competencies of product quality and service are the basis of the company's efforts to grow in this market.


chromaline

Chromaline provides a full catalog of stencil products, designed to give users excellent results in all stages of the screen printing process.


PhotoBrasive

PhotoBrasive® Systems is a total Solution supplier, offering everything a customer needs to start their own abrasive etching business.

Another application of Chromaline technology has taken root in the abrasive etching industry, where an imaged stencil is applied to a surface such as glass, crystal, marble or stone. The stenciled surface is then abrasive etched. The resulting product is a highly decorative, unique item with a high perceived value. Decorated architectural glass, corporate and personal awards, fine art pieces and production recognition pieces represent the end product of this process.

In this market, Chromaline offers "Total Solution" products - essentially everything a customer needs to set up their own abrasive etching business, including training, photosensitive stencil films, equipment, art materials and glass product. We have recently introduced a new film for the acid etching of glass into this market.

This is a growing part of our business with a customer base of varying technical sophistication and size requiring strong customer service and easy-entry, quality products. Chromaline is a major supplier to this steadily evolving market under the PhotoBrasive® Systems trademark.

Chromaline sells products worldwide: through dealers, direct to end-users by telemarketing, and via the internet. Over 30% of sales are exported to over 50 countries. Chromaline's export division is focused on large international markets, such as Asia, where screen printing is a growing industry, and abrasive etching is just beginning to blossom.

We are committed to the development and introduction of new products through internal research, licensing agreements, strategic alliances and technology purchases. Chromaline is also strategically devoted to the development of new markets. Chromaline's goal is to introduce quality innovative products to existing markets and to enter new markets through the exploitation of Chromaline's core technology and operational excellence. To this end, in 2001 Chromaline formed SplitRock Technologies; a marketing group to bring Chromaline technology to markets not served through our current distribution.

Based on a strong foundation of human capital, competitive core technology, efficient manufacturing, a strong financial base and a culture of entrepreneurial excellence, Chromaline is positioned to grow its traditional markets and expand its market opportunities.

We had anticipated that 2001 would be a year of recovery from 2000, which had been adversely impacted by the Aicello patent lawsuit and the bankruptcy of our European distributor. Instead, we were confronted with a serious recession in the electronics area of our domestic screen print business that severely cut into sales of our higher margin film products. Also, the reintroduction of products withdrawn from the market in 2000, because of the patent litigation, did not happen as fast as we had projected. Sales grew slightly in 2001 due to a full year of Nichols sales and a ramping-up of Slee glass sales. However, growth of these lower margin products did not offset the decline of film sales and we reported a loss for the year.

This loss included a $197,000 write-down of goodwill associated with the purchase of Nichols and Associates in June of 2000. Because of the recession, Nichols sales were not meeting projections and, under accounting rules, we had to write-down the goodwill. This was not a cash expense and had no negative impact on our financial strength.

For the year, sales grew by 4% to $10,752,133. However, for the reasons stated above, we posted a loss of $0.16 per share, as compared to net income of $0.20 per share in 2000. Cash flow was positive for the year and our balance sheet remains very strong.

Although we are starting to see a rebound in the domestic screen printing industry, it is clear that we can not depend solely on the traditional photostencil products we have been selling to this market for our future growth. We are meeting this challenge in several ways:

1. We are introducing new products into the screen print market. These include software, electronic measuring devices, inkjet receptive media as well as state-of-the-art photo stencil and chemical products.

2. We are focusing on the Asian market where screen printing is a growing industry. We recently signed a new agreement with the largest screen print supply distributor in China, and we believe a significant increase in sales may result.

3. We are planning to achieve a substantial increase in sales in our abrasive etching markets, where we sell the PhotoBrasive line of products. New products and an aggressive effort to expand our customer base will help to drive growth in North America. Our new distribution agreement with the Aicello Corporation is expanding our access to the European market.

4. Late in 2001 we created a new marketing division called SplitRock Technologies to sell our technologies into new markets. Although we are on the front end of the sales cycle, we are working on some potentially large accounts.

5. We have recently introduced EtchEZ, a photochemical film for acid etching on glass. This product complements our PhotoBrasive Systems photo resist films for abrasive etching and opens up new market opportunities.

These new efforts tie either to our technological or our distribution strengths. We seek to broaden our base by capitalizing on our existing capabilities. I expect that 2002 will be a better year both financially and in strengthening the business foundation of the company.

For the Board of Directors,

William C. Ulland
Chairman, President and CEO
March 8, 2002



Bill Ulland
Chairman, President
and CEO

Table of Contents

Management's Discussion and Analysis of Financial Condition and Results of Operations

The following management discussion and analysis focuses on those factors that had a material effect on the Company's financial results of operations and financial condition during 2001 and 2000 and should be read in connection with the Company's audited financial statements and notes thereto for the years ended December 31, 2001 and 2000.

Factors that May Affect Future Results

Certain statements made in this Annual Report, including those summarized below, are forward-looking statements within the meaning of the safe harbor provisions of Section 21E of the Securities Exchange Act of 1934, as amended, that involve risks and uncertainties, and actual results may differ. Factors that could cause actual results to differ include those identified below.

- *The belief that the Company's new distribution agreement in China will lead to increased sales in that market*— This belief may be impacted by economic, political and social conditions in China, the emphasis placed on selling the Company's products by the Chinese distributor and the results of such emphasis, and changes in competitive conditions or other barriers to entry or expansion in the Chinese market.

- *The Company's plans for achieving increased sales in its abrasive etching markets*—These plans may be impacted by economic, political and social conditions in domestic or foreign markets, changes in competitive conditions or other barriers to entry or expansion in these markets and delays in the development of new products.

- *The belief that the Company's current financial resources, cash generated from operations and the Company's capacity for debt and/or equity financing will be sufficient to fund current and anticipated business operations and capital expenditures. The belief that the Company's low debt levels and available line of credit make it unlikely that a decrease in product demand would impair the Company's ability to fund operations*— Changes in anticipated operating results, credit availability, equity market conditions or the Company's debt levels may further enhance or inhibit the Company's ability to maintain or raise appropriate levels of cash.

- *The Company's plans to continue to invest in research and development efforts and the expected focus and results of such efforts*— These plans and expectations may be impacted by general market conditions, unanticipated changes in expenses or sales, delays in the development of new products, technological advances or other changes in competitive conditions.

- *The Company's belief that its vulnerability to foreign currency fluctuations and general economic conditions in foreign countries is not significant*—This belief may be impacted by economic, political and social conditions in foreign markets and changes in regulatory and competitive conditions or a change in the amount or geographic focus of the Company's international sales.

- *The Company's efforts to grow its international business*— These efforts may be impacted by economic, political and social conditions in current and anticipated foreign markets, regulatory conditions in such markets, unanticipated changes in expenses or sales, changes in competitive conditions or other barriers to entry or expansion.

- *The Company's plan to seek acquisitions*— This plan may be impacted by general market conditions, competitive conditions in the Company's industry, unanticipated changes in the Company's financial position or the inability to identify attractive acquisition targets.

Results of Operations

Year Ended December 31, 2001 Compared to Year Ended December 31, 2000

Sales - The Company's net sales increased 3.7% to $10.8 million in 2001, compared to net sales of $10.4 million in 2000. Sales in the United States were stable at $7.5 million. Sales to the screen printing industry in the United States, particularly in the electronics industry, were weak in 2001 due to the domestic economic recession. This weakness was offset by increases in crystal glass sales in the awards and engraving market. Also contributing to the increase in sales was an increase in sales of the Company's PhotoBrasive film products. This was the result of the full re-introduction of film products covered by the Company's patent infringement lawsuit with Aicello that was settled in January 2001. International sales increased 13.6% to $3.3 million in 2001, reflecting a full year of operation without Chromaline Europe, S.A. ("CESA"), the former European master distributor of the Company's products in which the Company owned a 19.5% interest. CESA filed for bankruptcy in September 2000 and its relationship with the Company was terminated. The Company is now selling directly to those customers previously serviced by CESA. The Company believes this is a significant improvement due to the increased margins associated with these direct sales.

Cost of Goods Sold - Cost of goods sold was $6.2 million, or 57.8% of sales, in 2001 and $5.5 million, or 52.9% of sales, in 2000. The increase in cost of goods sold was due to a shift in the Company's product mix within its domestic U.S. market. Specifically, there was an increase in crystal glass sales that have lower margins accompanied by a reduction in higher-margin film sales within the screen printing industry due to the domestic economic recession. The increase in cost of goods sold also reflects higher raw material costs, specifically for mylar and resins, as a result of volatile world petroleum prices.

Selling, General and Administrative Expenses - Selling, general and administrative expenses increased to $4.1 million, or 38.0% of sales, in 2001 from $3.8 million, or 36.5% of sales, in 2000. This was due in part to the Company increasing its bad debt allowance by $68,000 to reflect the risk associated with an increased presence in Europe and India. The Company also incurred $103,000 in royalty costs pursuant to the license agreement signed with Aicello in January 2001. In addition, the Company evaluated the remaining $197,000 of goodwill associated with the June 2000 acquisition of Nichols & Associates against its future cash flows and determined that it was impaired. The Company expensed the remaining $197,000 of this goodwill during 2001. These increases in expenses were partially offset as a result of the culmination of the Aicello litigation in January 2001, as the Company had spent $169,000 in legal fees on this lawsuit during 2000.

Research and Development Expenses - Research and development expenses were $793,000, or 7.4% of sales, in 2001 compared to $786,000, or 7.6% of sales, in 2000.

Interest Income - Interest income decreased to $35,000 for 2001, compared to $61,000 for 2000. The decrease was due in part to the utilization of invested cash resources for an additional $75,000 investment in Apprise Technologies of Duluth, Minnesota, and a prepaid royalty payment of $150,000 made to Aicello in February 2001. The decrease also relates to investments in inventory for the Nichols chemical product line, ultraviolet light measuring devices being manufactured by Apprise and sold by Chromaline, and inventory for a dry film product used for photopositive development from an inkjet printer being sold by the Company under the AccuArt label.

Income Taxes - An income tax benefit of $92,000 was recorded for 2001, for an effective rate of 30.9%, compared to an income tax expense of $109,000, for an effective rate of 29.9%, for 2000. The difference in the effective rate is due to permanent differences for allowable tax deductions, including foreign sales corporation credits.

Liquidity and Capital Resources

The Company has financed its operations principally with funds generated from operations. These funds have been sufficient to cover the Company's normal operating expenditures, annual capital requirements, and research and development expenditures.

Cash and cash equivalents were $544,000 and $71,000 at December 31, 2001 and December 31, 2000, respectively. The Company generated $356,000 in cash from operating activities during 2001 and $183,000 during 2000. Cash generated from operating activities is primarily provided by net income or loss, as adjusted for various non cash items including deferred taxes and depreciation. As described above, during 2001 the Company had a non-cash charge of $197,000 for the write-off of goodwill associated with the Nichols acquisition that was deemed to be impaired. During 2001, trade receivables decreased by $166,000 reflecting an increased effort to reduce the number of days that sales are outstanding. Prepaid expenses in 2001 decreased by a moderate $10,000. Inventories increased by $80,000 during 2001 reflecting new product launches for the AccuArt film line and the U.V. Minder measuring devices. For 2001, the Company experienced an income tax benefit reflecting its operating loss for the year. While it will receive an income tax refund, it is lower than the refund received in 2000 and is reflected in the $98,000 decrease in the Company's income tax receivable. Accounts payable decreased by $62,000 in 2001 reflecting normal variations in spending patterns. Accrued expenses decreased by $23,000 in 2001 reflecting lower payroll and fringe benefit requirements and legal fees.

The Company provided $116,000 and used $686,000 in cash for investing activities during 2001 and 2000, respectively. Net cash used for investing activities was utilized, in part, for plant and equipment. In addition, the Company replaced its business software in 2001. These expenditures amounted to $259,000 and $164,000 in 2001 and 2000, respectively. During the first quarter of 2001, the Company sold a portion of its securities holdings to fund the $150,000 royalty payment to Aicello and an additional investment of $75,000 in Apprise Technologies. During the fourth quarter of 2001, the Company sold its preferred security stock holdings and purchased general revenue obligation bonds in certain municipalities and school districts. During 2000, the Company purchased preferred stock holdings in certain investment and utility companies. The Company used $609,000 and $277,000 in cash for the purchase of these marketable securities during 2001 and 2000, respectively. The Company generated $1.0 million and $311,000 in cash from the sale of such marketable securities during 2001 and 2000, respectively. Any unrealized gains or losses are included in other comprehensive income. As described above, the Company increased its interest in Apprise Techonologies in 2001 by $75,000. During 2000, the Company purchased its initial interest in Apprise Technologies, consisting of stock and warrants, for $112,500. Among other activities, Apprise is conducting research in ultraviolet light technology that complements the markets served by the Company. The interest in Apprise would amount to approximately 6.4% of that company if all warrants were exercised. In June 2000, the Company purchased the assets and assumed a portion of the liabilities of Nichols for $455,000 cash. Nichols produces an environmentally friendly line of screen preparation and cleaning products that complements the products Chromaline currently sells.

The Company used $132,000 in cash during 2000 for the repurchase of 26,429 shares of its outstanding common stock under its on-going stock repurchase program. No shares were repurchased during 2001.

A bank line of credit exists providing for borrowings of up to $1,250,000. Outstanding debt under this line of credit is collateralized by accounts receivable and inventory and bears interest at 2.25 percentage points over the 30 day LIBOR rate. The Company has not utilized this line of credit to a material extent and there was no debt outstanding under this line as of December 31, 2001 or 2000.

The Company believes that current financial resources, cash generated from operations and the Company's capacity for debt and/or equity financing will be sufficient to fund current and anticipated business operations. The Company also believes that its low debt levels and available line of credit make it unlikely that a decrease in demand for the Company's products would impair the Company's ability to fund operations. Future activities undertaken to expand the Company's business may include acquisitions, building expansion and additions, equipment additions, new product development and marketing opportunities.

Capital Expenditures

The Company spent $259,000 on capital expenditures during 2001. This spending included manufacturing equipment upgrades to improve efficiency and reduce operating costs, building facility upgrades and new vehicles under its rotating replacement policy. The Company also replaced its business software in order to improve internal reporting for decision-making purposes and improve the efficiency of administrative and manufacturing operations.

Commitments for capital expenditures include ongoing manufacturing equipment upgrades, development equipment to modernize the capabilities and processes of Chromaline's laboratory and research and development to improve measurement and quality control processes. These commitments are expected to be less than 2001 and will be funded with cash generated from operating activities.

International Activity

The Company markets its products to over 50 countries in North America, Europe, Latin America, Asia and other parts of the world. Foreign sales were approximately 30% and 27% of total sales during 2001 and 2000, respectively. Foreign sales in 2001 reflected higher sales to the European region subsequent to the liquidation of Chromaline Europe, S.A. (CESA). This opened up the European market for direct sales by the Company to those customers formerly served by CESA. Foreign sales in 2000 were impacted by strong competitive forces resulting in lower selling prices. Fluctuations of certain foreign currencies have not significantly impacted the Company's operations because the Company's foreign sales are not concentrated in any one region of the world. The Company believes its vulnerability to uncertainties due to foreign currency fluctuations and general economic conditions in foreign countries is not significant.

Substantially all of the Company's foreign transactions are negotiated, invoiced and paid in U.S. dollars. A portion of the Company's foreign sales are invoiced and paid in Eurodollars. Chromaline has not implemented a hedging strategy to reduce the risk of foreign currency translation exposures, which management does not believe to be significant based on the scope and geographic diversity of the Company's foreign operations as of December 31, 2001.

Future Outlook

Chromaline has invested over 6% of its sales dollars for the past several years in research and development. The Company plans to maintain its efforts in this area and expedite internal product development as well as form technological alliances with outside experts to ensure commercialization of new product opportunities.

In addition to its traditional emphasis on domestic markets, the Company will continue efforts to grow its business internationally by attempting to develop new markets and expanding market share where it has already established a presence.

In January 2001, the Company formed a marketing alliance with The Slee Corporation of Chicago, Illinois. Under the terms of the agreement, the Company's PhotoBrasive Systems division becomes a "Master Distributor" of Slee's Crystal Edge Recognition series of glass and crystal products. Slee is the industry leader in crystal recognition products world-wide and will continue to market and sell its products through its organization. This arrangement enhances the Company's product offerings as a one-stop purchasing option for its customers.

During 1999, the Company began evaluating potential acquisitions. In June 2000, the Company purchased the assets and assumed certain liabilities of Nichols. Nichols produces an environmentally friendly line of screen preparation and cleaning products that fully complements the products offered by Chromaline. This new line of products broadens the market offerings to the screen printing industry. The Company plans to continue to look for opportunities that complement its existing business and technologies. The search and evaluation process continues to proceed in a cautious and prudent manner. The Company's goal is to capitalize on its strong cash and low debt positions as well as the strengths of the Company's core businesses in order to grow shareholder value.

In October 2001, the Company entered into a strategic alliance and distribution agreement with Digital IMS of Lincoln, Nebraska. Digital IMS has developed a point-of-sale web site for businesses to use to manage their customer and distribution network. Chromaline is actively marketing this product into the screen printing industry.

Accounting Pronouncements

On January 1, 2001, the Company adopted Statement of Financial Accounting Standard (SFAS) No. 133, *Accounting for Derivative Instruments and Hedging Activities*, as amended by SFAS No. 138, *Accounting for Certain Derivative Instruments and Certain Hedging Activities*. SFAS No. 133 establishes accounting and reporting standards for derivative instruments and for hedging activities. It requires that all derivatives, including those embedded in other contracts, be recognized as either assets or liabilities and that those financial instruments be measured at fair value. The accounting for changes in the fair value of derivatives depends on their intended use and designation. Management has reviewed the requirements of SFAS No. 133 and has determined that the Company has no free-standing or embedded derivatives. All agreements that contain provisions meeting the definition of a derivative also meet the requirements of, and have been designated as, normal purchases or sales. The Company's policy is to not use free-standing derivatives and to not enter into contracts with terms that cannot be designated as normal purchases or sales.

In July 2001, the Financial Accounting Standards Board (FASB) issued SFAS No. 142, Goodwill and Other Intangible Assets. Under SFAS No. 142, goodwill as well as other intangibles determined to have an indefinite life will no longer be amortized after December 31, 2001; however, these assets must be reviewed for impairment at least annually. As of December 31, 2001, the Company did not have any goodwill or other intangibles with an indefinite life. As such, the Company does not expect the adoption of SFAS No. 142 to have a material impact on its operating results and financial condition.

Market for Registrant's Common Equity and Related Stockholder Matters

The Company's Common Stock is traded on the Nasdaq SmallCap Market under the symbol CMLH. The following table sets forth, for the fiscal quarters indicated, the high and low bid prices for the Company's Common

Stock as reported on both markets for the periods indicated. The quotations reflect inter-dealer prices without retail mark-up, mark-down or commission, and may not represent actual transactions.

	High	Low
Fiscal Year Ended December 31, 2001:		
First Quarter	$ 5.25	$4.63
Second Quarter	5.00	3.25
Third Quarter	4.20	3.20
Fourth Quarter	3.80	2.62
Fiscal Year Ended December 31, 2000:		
First Quarter	$ 7.50	$6.00
Second Quarter	7.25	4.00
Third Quarter	6.44	5.00
Fourth Quarter	5.13	4.75

As of February 8, 2002, the Company had approximately 450 shareholders of record. The Company has never declared or paid any dividends on its Common Stock. The Company currently intends to retain any earnings for use in its business and therefore does not anticipate paying any dividends in the near future.

MANAGEMENT'S REPORT

The financial statements of The Chromaline Corporation have been prepared by company management who are responsible for their content. These statements have been prepared in accordance with accounting principles generally accepted in the United States of America and, where appropriate, reflect estimates based on judgements of management.

Chromaline maintains a system of internal controls. Our system provides reasonable assurance that assets are protected, transactions are appropriately reported, and established procedures are followed.

The financial statements have been audited by Deloitte & Touche LLP, independent auditors.

The Audit Committee of the Board of Directors, comprised of outside directors, meets periodically with the independent auditors and management to discuss the company's internal accounting controls and financial reporting matters. The independent auditors have unrestricted access to the Audit Committee, without management present, to discuss the results of their audit, the adequacy of internal accounting controls, and the quality of financial reports.

William C. Ulland
Chairman, President & CEO

Jeffery A. Laabs
Chief Financial Officer

INDEPENDENT AUDITORS' REPORT

To the Stockholders and Board of Directors of
The Chromaline Corporation

We have audited the accompanying balance sheets of The Chromaline Corporation (the Company) as of December 31, 2001 and 2000 and the related statements of earnings, stockholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance that the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of The Chromaline Corporation as of December 31, 2001 and 2000 and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP
Minneapolis, Minnesota
February 6, 2002

BALANCE SHEETS
December 31, 2001 and 2000

	2001	2000
ASSETS		
CURRENT ASSETS:		
Cash and cash equivalents	$ 543,679	$ 71,493
Marketable securities	237,154	664,156
Trade receivables, less allowance for doubtful accounts of $100,000 and $32,400, respectively	1,472,982	1,639,046
Inventories	1,605,670	1,525,993
Prepaid expenses and other assets	118,178	128,369
Income tax refund receivable	133,030	231,110
Deferred taxes (Note 4)	68,000	59,000
Total current assets	4,178,693	4,319,167
PROPERTY, PLANT, AND EQUIPMENT, at cost:		
Land and building	1,355,588	1,333,787
Machinery and equipment	2,189,159	2,389,498
Office equipment	1,036,077	635,590
Vehicles	223,265	241,631
	4,804,089	4,600,506
Less accumulated depreciation	3,501,330	3,191,974
	1,302,759	1,408,532
PATENT, net of amortization of $32,788 and $23,965, respectively	76,490	85,502
GOODWILL, net of amortization		211,214
NONCOMPETE AGREEMENT, net of amortization of $10,000 and $3,334, respectively	90,000	96,666
DEFERRED TAXES (NOTE 4)	213,000	105,000
OTHER	187,500	112,500
	$6,048,442	$6,338,581
LIABILITIES AND STOCKHOLDERS' EQUITY		
CURRENT LIABILITIES:		
Accounts payable	$ 297,556	$359,081
Accrued compensation	143,338	167,075
Other accrued expenses	27,508	26,488
Total current liabilities	468,402	552,644
CONTINGENCIES (NOTE 2)		
STOCKHOLDERS' EQUITY:		
Preferred stock, par value $.10 per share; authorized 250,000 shares; issued none		
Common stock, par value $.10 per share; authorized 4,750,000 shares; issued and outstanding 1,271,627	127,163	127,163
Additional paid-in capital	1,293,460	1,293,460
Retained earnings	4,170,246	4,376,147
Accumulated other comprehensive loss	(10,829)	(10,833)
Total stockholders' equity	5,580,040	5,785,937
	$6,048,442	$6,338,581

See notes to financial statements.

2001 Financial Results

STATEMENTS OF OPERATIONS
YEARS ENDED DECEMBER 31, 2001 AND 2000

	2001	2000
SALES	$10,752,133	$10,367,270
COSTS AND EXPENSES:		
Cost of goods sold	6,209,505	5,488,267
Selling, general, and administrative	4,081,635	3,790,149
Research and development	793,484	785,969
	11,084,624	10,064,385
(LOSS) INCOME FROM OPERATIONS	(332,491)	302,885
INTEREST INCOME	34,590	61,122
(LOSS) INCOME BEFORE INCOME TAXES	(297,901)	364,007
FEDERAL AND STATE INCOME TAXES (BENEFIT) (Note 4)	(92,000)	109,000
NET (LOSS) INCOME	$ (205,901)	$255,007
(LOSS) EARNINGS PER SHARE:		
Basic	$ (0.16)	$0.20
Diluted	$ (0.16)	$0.20
WEIGHTED AVERAGE COMMON SHARES ASSUMED OUTSTANDING:		
Basic	1,271,627	1,295,239
Diluted	1,271,627	1,301,311

STATEMENTS OF STOCKHOLDERS' EQUITY

	Common Stock Shares	Common Stock Amount	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total Equity
BALANCE AT DECEMBER 31, 1999	1,298,056	$129,806	$1,320,416	$4,223,108	(11,855)	$5,661,475
Net income				255,007		255,007
Unrealized loss on available-for-sale investments					$ 1,022	1,022
Total comprehensive income						256,029
Repurchase of 26,429 shares of common stock	(26,429)	(2,643)	(26,956)	(101,968)		(131,567)
BALANCE AT DECEMBER 31, 2000	1,271,627	127,163	1,293,460	4,376,147	(10,833)	5,785,937
Net loss				(205,901)		(205,901
Unrealized gain on available-for-sale investments					4	4
Total comprehensive income						(205,897)
BALANCE AT DECEMBER 31, 2001	1,271,627	$127,163	$1,293,460	$4,170,246	$(10,829)	$5,580,040

See notes to financial statements.

STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2001 AND 2000

	2001	2000
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net (loss) income	$(205,901)	$255,007
Adjustments to reconcile net (loss) income to net cash provided by operating activities:		
Depreciation and amortization	382,045	435,082
Write-off of goodwill	196,647	
Non-cash charge - Chromaline Europe investment		53,997
(Gain) loss on disposal of assets	(10,172)	202
Deferred income taxes	(117,000)	(92,000)
Changes in working capital components:		
(Increase) decrease in:		
Trade receivables	166,064	41,772
Prepaid expenses and other assets	10,191	(46,705)
Inventories	(79,677)	(218,604)
Income taxes refund receivable	98,080	(231,110)
(Decrease) increase in:		
Accounts payable	(61,525)	101,726
Accrued expenses	(22,717)	(34,189)
Accrued legal costs		(27,813)
Income taxes payable		(54,838)
Net cash provided by operating activities	356,035	182,527
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchase of property and equipment	(259,230)	(164,174)
Proceeds on sale of property and equipment	23,375	26,827
Purchases of marketable securities	(609,386)	(277,073)
Proceeds from sale of marketable securities	1,036,392	311,399
Purchase of investments	(75,000)	(127,765)
Purchase of assets net of liabilities assumed		(455,026)
Net cash used in investing activities	116,151	(685,812)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Repurchase of company stock		(131,567)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	472,186	(634,852)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	71,493	706,345
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 543,679	$ 71,493
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION -		
Cash paid for income taxes	$ 57,133	$394,948

See notes to financial statements.

NOTES TO FINANCIAL STATEMENTS
Years Ended December 31, 2001 and 2000

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business - The Chromaline Corporation (the Company) develops and manufactures high-quality photochemical imaging systems for sale primarily to a wide range of printers and decorators of surfaces. Customers' applications include textiles, billboards, electronics, glassware, fine china, and many other industrial and commercial applications. The Company's principal markets are throughout the United States. In addition, the Company sells to Western Europe, Latin America, Asia, and other parts of the world. The Company extends credit to its customers, all on an unsecured basis, on terms that it establishes for individual customers.

Forty percent and forty-one percent, respectively, of the Company's accounts receivable at December 31, 2001 and 2000 are due from foreign customers. The foreign receivables are composed primarily of open credit arrangements with terms ranging from 45 to 90 days. No receivable from a single unrelated customer exceeded 10% of total accounts receivable at December 31, 2001 and 2000, and no single customer represented greater than 10% of total revenue in 2001 or 2000.

A summary of the Company's significant accounting policies follows:

Cash Equivalents - The Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. Cash equivalents consist of money market funds in which carrying value approximates market value because of the short maturity of these instruments.

Marketable Securities - Marketable securities are classified as available-for-sale securities and consist primarily of municipal revenue bonds and preferred stock that will be held for indefinite periods of time, including securities that may be sold in response to changes in market interest or prepayment rates, needs for liquidity, or changes in the availability or yield of alternative investments. These securities are carried at fair market value with changes in fair value recorded in comprehensive income.

Inventories - Inventories are stated at the lower of cost or market using the last-in, first-out (LIFO) method. If the first-in, first-out cost method had been used, inventories would have been approximately $212,000 and $190,000 higher than reported at December 31, 2001 and 2000, respectively. The major components of inventory are as follows:

	2001	2000
Raw materials	$ 638,424	$ 550,340
Work-in-progress	236,493	326,266
Finished goods	942,301	839,507
Reduction to LIFO cost	(211,548)	(190,120)
Total inventory	$ 1,605,670	$ 1,525,993

Depreciation - Depreciation of property and equipment is computed using the straight-line method over the following estimated useful lives:

	Years
Building	25
Machinery and equipment	5
Office equipment	5
Vehicles	3

Goodwill - Goodwill represents the excess of the purchase price and related costs over the fair value of the net assets of the business acquired. Goodwill was being amortized on a straight-line basis over 15 years. As described in Note 5, the Company determined its goodwill was impaired and wrote down the remainder of the goodwill in fiscal 2001.

Noncompete Agreement - The Company's policy is to amortize the asset using the straight-line method over the term of the agreement.

Other Assets - Other assets consist of a $187,500 investment in Apprise Technologies, Inc. This investment is accounted for on the cost method. One of the Company's directors is the CEO of Apprise Technologies, Inc.

Patent - The Company purchased a patent in 1998 for $109,467. Amortization of the patent is computed using the straight-line method over its remaining estimated useful life of 12 years.

Impairment of Long-Lived Assets - Management periodically reviews the carrying value of long-term assets for potential impairment by comparing the carrying value of these assets to the estimated undiscounted future cash flows expected to result from the use of these assets. Should the sum of the related, expected future net cash flows be less than the carrying value, an impairment loss would be measured. An impairment loss would be measured by the amount by which the carrying value of the asset exceeds the fair value of the asset with fair value being determined using discounted cash flows. To date, other than the goodwill impairment discussed in Note 5, management has determined that no other impairment of these assets exists.

Revenue Recognition - The Company recognizes revenue on products when title passes, which is usually upon shipment. Freight billed to customers is included in sales.

Income Taxes - Deferred income taxes are provided on an asset and liability method. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

Comprehensive Income - The Company's comprehensive income consists of net income and unrealized holding gains and losses on marketable securities.

Earnings Per Common Share (EPS) - Basic EPS is calculated using net income divided by the weighted average of common shares outstanding during the year. Diluted EPS is similar to Basic except that the weighted average of common shares outstanding is increased to include the number of additional common shares that would have been outstanding if the dilutive potential common shares, such as options, had been issued.

Shares used in the calculation of diluted EPS are summarized below:

	2001	2000
Weighted average common shares outstanding	1,271,627	1,295,239
Dilutive effect of stock options		6,072
Weighted average common & common equivalent shares outstanding	1,271,627	1,301,311

Use of Estimates - The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Stock Options - As described in Note 8, the Company has adopted only the disclosure requirements of Statement of Financial Accounting Standards (SFAS) No. 123, Accounting for Stock-Based Compensation. Stock options have been granted to employees and board members and continue to be accounted for under Accounting Principles Board (APB) Opinion No. 25.

Foreign Operations - The Company markets in Europe, Latin America, Asia, and other parts of the world. Foreign sales approximated 30% and 27% of total sales in 2001 and 2000, respectively.

In December 1996, the Company purchased a 19.5% interest in Chromaline Europe, S.A., a French corporation. On January 2, 1997, the Company sold the assets of the French representative office to Chromaline Europe, S.A. for an amount that approximated cost. This investment was accounted for at cost. In fiscal 2000, Chromaline Europe, S.A. filed bankruptcy causing the Company to write off the $53,997 investment and $95,000 in receivables due from Chromaline Europe, S.A. In 2000, less than 10% of total sales were made to Chromaline Europe, S.A.

Line of Credit - The Company has a $1,250,000 bank line of credit that provides for working capital financing. This line of credit is subject to annual renewal on each May 1, is collateralized by trade receivables and inventory, and bears interest at 2.25% points over 30-day LIBOR. There was no outstanding balance at December 31, 2001 and 2000.

Reclassification - Certain reclassifications were made to the 2000 financial statements to conform to the 2001 presentation. These reclassifications had no impact on net income or stockholders' equity as previously reported.

Accounting Pronouncements - On January 1, 2001, the Company adopted Statement of Financial Accounting Standard (SFAS) No. 133, Accounting for Derivative Instruments and Hedging Activities, as amended by SFAS No. 138, Accounting for Certain Derivative Instruments and Certain Hedging Activities. SFAS No. 133 establishes accounting and reporting standards for derivative instruments and for hedging activities. It requires that all derivatives, including those embedded in other contracts, be recognized as either assets or liabilities and that those financial instruments be measured at fair value. The accounting for changes in the fair value of derivatives depends on their intended use and designation. Management has reviewed the requirements of SFAS No. 133 and has determined that they have no free-standing or embedded derivatives. All agreements that contain provisions meeting the definition of a derivative also meet the requirements of, and have been designated as, normal purchases or sales. The Company's policy is to not use free-standing derivatives and to not enter into contracts with terms that cannot be designated as normal purchases or sales.

In July 2001, the Financial Accounting Standards Board (FASB) issued SFAS No. 142, Goodwill and Other Intangible Assets. Under SFAS No. 142, goodwill as well as other intangibles determined to have an indefinite life will no longer be amortized after December 31, 2001; however, these assets must be reviewed for impairment at least annually. As of December 31, 2001, the Company did not have any goodwill or other intangibles with an indefinite life. As such, the Company does not expect the adoption of SFAS No. 142 to have a material impact on its operating results and financial condition.

2. CONTINGENCIES

The Company was a defendant in a claim filed in the United States District Court, Western District of Washington at Seattle, in which the claimant alleged that certain of the Company's products infringe on two U.S. patents owned by the claimant. During the years ended December 31, 2001 and 2000, approximately $112,000 and $169,000 were charged to expense related to this matter.

Based upon a settlement agreement reached in January 2001, the plaintiff dismissed the suit. In connection with this settlement, the Company entered into a license agreement and agreed to pay royalties primarily based on future sales of products subject to the license agreement. The license agreement also requires the Company to prepay minimum royalty payments on February 1, 2001 and June 1, 2002 for $150,000 and $125,000, respectively. The first royalty payment covers sales from February 1, 2001 through May 31, 2002, while the second covers sales from June 1, 2002 through May 31, 2003. Payments are amortized over the appropriate period.

3. STOCKHOLDERS' EQUITY

During the year ended December 31, 2000, the Company repurchased 26,429 shares of its common stock for $131,567, which shares now constitute authorized but unissued shares. The Company did not repurchase any shares during the year ended December 31, 2001.

4. INCOME TAXES

Income tax (benefit) expense for the years ended December 31, 2001 and 2000 consists of the following:

Current:	2001	2000
Federal	$ 26,600	$196,000
State	(1,600)	5,000
	25,000	201,000
Deferred	(117,000)	(92,000)
	$(92,000)	$109,000

The expected provision for income taxes, computed by applying the U.S. federal income tax rate of 35% to income before taxes, is reconciled to income tax (benefit) expense as follows:

	2001	2000
Expected provision for federal income taxes	$(101,000)	$127,500
State income taxes	(1,600)	13,500
Foreign sales corporation	5,300	(26,500)
Meals and entertainment	11,600	11,500
Other	(6,300)	(17,000)
	$(92,000)	$109,000

Deferred tax assets consist of the following as of December 31, 2001 and 2000:

	2001	2000
Property and equipment and other assets	$ 86,000	$105,000
Accrued vacation	24,000	24,000
Inventory	49,000	12,000
Allowance for doubtful accounts	37,000	12,000
Allowance for sales returns	7,000	8,000
Intangible assets	73,000	
Capital loss carryforward	20,000	20,000
Other	5,000	3,000
Valuation allowance	(20,000)	(20,000)
	$281,000	$164,000

5. ASSET PURCHASE & NONCOMPETE AGREEMENT

In June 2000, the Company acquired certain assets and assumed certain liabilities of Nichols & Associates. The acquisition was accounted for under the purchase method of accounting. Accordingly, the assets acquired and liabilities assumed were recorded at their estimated fair values. The excess of the purchase price over the estimated fair value of the tangible and other assets acquired was recorded as goodwill and was being amortized on a straight-line basis over 15 years. Included with the asset purchase was a noncompete agreement entered into by the Company and the owners of

Nichols & Associates. Assets acquired, liabilities assumed, and cash consideration paid were as follows:

Assets acquired:		
Accounts receivable	$	109,736
Inventory		31,358
Property and equipment		65,665
Goodwill		218,497
Noncompete agreement		100,000
		525,256
Liabilities assumed:		
Accounts payable		70,230
Cash consideration paid	$	455,026

If the acquisition had occurred on January 1, 1999, the pro forma impact on revenues would have been to increase revenues by approximately $300,000 for the year ended December 31, 2000. The pro forma impact on net income and earnings per share is not material. In accordance with SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of, the Company evaluated the net book value of the recorded goodwill against the estimated future cash flows for the Nichols division and determined the goodwill was impaired and thus written off during the year ended December 31, 2001.

6. PENSION PLAN

The Company has a defined contribution pension plan which covers substantially all of its employees. The Company contributes an amount equal to five percent of a covered employee's compensation. Total pension expense for the years ended December 31, 2001 and 2000 was approximately $138,000 and $132,000, respectively.

7. GEOGRAPHIC INFORMATION

The Company manages and operates its business on the basis of one reportable segment. See Note 1 for a brief description of the Company's business. As of December 31, 2001, the Company had operations established in various countries throughout the world. The Company is exposed to the risk of changes in social, political, and economic conditions inherent in foreign operations, and the Company's results of operations are affected by fluctuations in foreign currency exchange rates. No single foreign country accounted for more than 10% of the Company's net sales for 2001 and 2000. Net sales by geographic area are presented by attributing revenues from external customers on the basis of where the products are sold.

Net sales by geographic area:

	2001	2000
United States	$ 7,526,493	$ 7,526,638
International	3,225,640	2,840,632
	$ 10,752,133	$ 10,367,270

8. STOCK OPTIONS

During 1995, the Company adopted a stock incentive plan for the issuance of up to 38,500 shares of common stock. In 1999, the Company increased the number of shares reserved for issuance under this plan to 203,500 shares. The plan provides for granting eligible participants stock options or other stock awards, as described by the plan, at option prices ranging from 85% to 110% of fair market value at date of grant. Options granted expire up to ten years after the date of grant. Such options generally become exercisable over a one- to three-year period.

The Company has adopted the disclosure provisions of SFAS No. 123 and has continued to apply APB Opinion No. 25 and related interpretation in accounting for its plan. Accordingly, no compensation cost has been recognized for its plan. Had compensation cost for the Company's stock-based compensation plans been determined based on the fair value at the grant dates as calculated in accordance with SFAS No. 123, the Company's net income and earnings per share for the years ended December 31, 2001 and 2000 would have been reduced to the pro forma amounts indicated below:

	2001	2000
Net (loss) income:		
As reported	$(205,901)	$255,007
Pro forma	(324,959)	168,178
Net (loss) income per share (basic):		
As reported	(0.16)	0.20
Pro forma	(0.26)	0.13
Net (loss) income per share (diluted):		
As reported	(0.16)	0.20
Pro forma	(0.26)	0.13

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions and results:

	2001	2000
Dividend yield	0.0%	0.0%
Expected volatility	74.4%	69.3%
Expected life of option	5 years	5 years
Risk-free interest rate	4.7%	6.4%
Fair value of each option on grant date	$ 2.91	$3.80

A summary of the status of the Company's stock option plan as of December 31, 2001 and changes during the years ending on those dates is presented below:

	2001 Shares	2001 Weighted Average Exercise Price	2000 Shares	2000 Weighted Average Exercise Price
Outstanding at beginning of year	89,450	$7.13	85,279	$7.54
Granted	55,125	4.66	38,000	6.58
Exercised				
Expired	(1,655)	5.45	(33,829)	7.56
Outstanding at end of year	142,920	6.20	89,450	7.13

The following table summarizes information about stock options outstanding at December 31, 2001:

	Options Outstanding			Options Exercisable	
Range of Exercise Price	Number Outstanding at December 31, 2001	Weighted-Average Remaining Contractual Life	Weighted-Average Exercise Price	Number Exercisable at December 31, 2001	Weighted-Average Exercise Price
$ 3.67	13,750	3.32	$3.67		
4.60	48,125	4.31	4.60		
5.06 - 5.25	9,475	4.49	5.10		
6.56	29,500	3.32	6.56	15,155	$6.56
7.22 - 7.84	8,300	3.78	7.47	6,100	7.33
8.18	20,750	4.32	8.18	6,851	8.18
9.00 - 9.20	13,200	4.96	9.15	4,400	9.15
	142,920	4.05	6.05	32,506	6.05

5 Year History

	1997	1998	1999	2000	2001
Net Sales	$ 9,331,104	$ 9,740,481	$10,382,227	$10,367,270	$ 10,752,133
Pretax Income	$ 1,009,375	$ 1,372,531	$ 1,234,794	$ 364,007	$ (297,901)
Net Income	$ 638,375	$ 880,531	$ 803,793	$ 255,007	$ (205,901)
Net Cash Provided by Operations	$ 1,117,140	$ 507,411	$ 1,096,463	$ 182,527	$ 356,035
Return on Sales	6.8%	9.0%	7.7%	2.5%	-1.9%
Return on Assets	13.4%	16.7%	13.1%	4.0%	-3.4%
Return on Avg. Stockholders' Equity	17.9%	20.1%	15.3%	4.5%	-3.6%
Debt to Equity	22.8%	8.2%	8.8%	9.6%	8.4%
Net Cash Provided by Operations per Diluted Share	$ 0.86	$ 0.39	$ 0.84	$ 0.14	$ 0.28
Diluted EPS	$ 0.49	$ 0.68	$ 0.62	$ 0.20	$ (0.16)
Stock price: High	$ 9.25	$ 9.44	$ 8.41	$ 7.50	$ 5.25
Low	$ 4.55	$ 6.36	$ 6.14	$ 4.00	$ 2.62
Close	$ 7.73	$ 6.82	$ 7.25	$ 4.88	$ 3.00
Weighted Average Shares Outstanding	1,276,327	1,286,658	1,297,519	1,295,239	1,271,627
Weighted Average Shares & Equivalent Shares Outstanding*	1,296,603	1,297,432	1,305,995	1,301,311	1,271,627
Total Assets	$ 4,781,708	$ 5,260,643	$ 6,159,003	$ 6,338,581	$ 6,048,442
Total Liabilities	$ 888,566	$ 400,810	$ 497,528	$ 552,644	$ 468,402
Total Stockholders' Equity	$ 3,893,142	$ 4,859,833	$ 5,661,475	$ 5,785,937	$ 5,580,040
Capital Spending	$ 445,502	$ 508,676	$ 491,269	$ 230,379	$ 203,588

*Share & per share amounts have been adjusted for the 10% stock dividend on 12/31/99.

COMMON STOCK

The Chromaline Corporation common stock is traded on the Nasdaq SmallCap Market (ticker symbol: CMLH). A market in The Chromaline Corporation common stock is maintained by:

Miller Johnson Steichen Kinnard
920 Second Avenue
Minneapolis, MN 55402
612/370-2700
1-800-444-7884

Adkins Securities
600 - 25th Ave. S.
St. Cloud, MN 55630
612/252-9671
1-800-443-8103

Monroe Securities
47 State Street
Rochester, NY 14614
716/546-5560
1-800-566-5560

Howe Barnes Investments
135 So. LaSalle Ave.
Chicago, IL 60603
1-800-275-4693

TRANSFER AGENT

Wells Fargo Bank, N.A.
161 North Concord Exchange
PO Box 738
St. Paul, MN 55075-0738

Shareholders with questions on stock holdings, transfer requirements and address changes contact Wells Fargo Bank at 651-450-4053 or 651-450-4104.

AUDITOR

Deloitte & Touche LLP
400 One Financial Plaza
120 South 6th Street
Minneapolis, MN 55402-1844
612-397-4000

COUNSEL

Hanft Fride
1000 U.S. Bank Place
130 W. Superior Street
Duluth, MN 55802
218-722-4766

2001 Board of Directors/Officers

Board of Directors

Charles H. Andresen
Attorney/Shareholder
Andresen, Haag, Paciotti, & Butterworth P.A.
Duluth, MN
Director Since 1979



Rondi Erickson
CEO/Director
Apprise Technologies, Inc.
Duluth, MN
Director Since 2000



David O. Harris
President
David O. Harris, Inc.
Minneapolis, MN
Director Since 1965



H. Leigh Severance
President
Severance Capital Management
Denver, CO
Director Since 2000



Gerald W. Simonson
Venture Capital Investor
President
Omnetics Connector Corp.
Minneapolis, MN
Director Since 1978



William C. Ulland
Chairman of the Board, President & CEO
The Chromaline Corp.
Duluth, MN
Director Since 1972



Officers



From left to right: Bill Ulland, Claude Piguet, Toshi Komatsu, Jeff Laabs, Bob Banks.

Robert D. Banks
Vice-President, International

Claude Piguet
Executive Vice-President

Toshifumi Komatsu
Vice-President, Technology

William C. Ulland
Chairman of the Board, President & CEO

Jeffery A. Laabs
Chief Financial Officer

ADDITIONAL FINANCIAL INFORMATION

Stockholders of record automatically receive quarterly earnings information, and street name holders may do so upon written request. For a copy of the Form 10-KSB, as filed with the Securities and Exchange Commission, and other financial information available at no charge to stockholders, please contact:

Jeff Laabs, Chief Financial Officer
The Chromaline Corporation
4832 Grand Avenue, Duluth, MN 55807
PH: 218-628-2217 • E-mail: jlaabs@chromaline.com

ANNUAL MEETING

The Company's annual meeting will be held April 25, 2002 at 1:00 p.m. at the Kitchi Gammi Club, 831 East Superior Street, Duluth, MN.

2002: A Product Preview

With a strong commitment to new product development, Chromaline has placed itself in a strong position for growth in 2002.

UDC-ACE Direct Emulsion

UDC-ACE is a universal emulsion designed to offer excellent resistance in any imaging application. UDC-ACE offers screen printers the extreme durability needed to withstand long print runs with aggressive water and solvent based inks, even in hot and humid shop environments.

SPIKE Emulsions

The new Spike emulsions are designed to peak at the 420 nanometer spectral point, common with fluorescent exposure units. Spike CT-420D photopolymer emulsion is an excellent choice for textile screen printers, while Spike UDC-420D dual cure emulsion is a perfect choice for cross-over shops.

Typhoon Automated Developer

The innovative Typhoon auto development machine is ideal for high volume photo resist film processing. Price competitive, efficient and user friendly, it simplifies photo resist film production by eliminating manual development. Simply load the machine, set the timer and the Typhoon will go to work.

EtchEZ Film

EtchEZ photoresist film is for use with EtchAll® creme etchant for the etching of glass and other substrates. EtchEZ, designed for the growing hobbyist market, is the only product of its kind to provide ready-to-use etching capability.

I.P. (ImagePro) Jet Photo Resist Film

I.P. Jet photo resist film is an exciting new concept eliminating the need to create a positive/negative phototool by printing your computer-generated artwork directly onto the film. This ground-breaking product feeds through a standard inkjet printer creating a quicker process for the end user.

AccuArt™ Inkjet Film

AccuArt waterproof inkjet film enables customers to create real film positives and negatives from standard inkjet printers. AccuArt film is available in a variety of sizes for use in desktop to wide format sized inkjet printers, making it an ideal choice for jobs both big and small. AccuArt film helps to diversify Chromaline's pre-press and digital product offerings, setting the stage for future growth in this area. The AccuArt inkjet film is being actively promoted in both the screen print and abrasive etching markets.

SoyBoy Hand Cleaner

New SoyBoy is a soy-based hand cleaner that is gentle on hands but tough on dirt. Unlike competitive solvent-based products, SoyBoy utilizes natural soy bean oil, making it a safer product for both the user and the environment. SoyBoy is marketed to industrial users through SplitRock Technologies.

CHROMALINE
The Product Family

AccuArt Inkjet Film
Blastable Adhesive Tape
Block-Out
CE Optic Crystal
Chroma/Brade
Chroma/Clean
Chroma/Fill
Chroma/Glo Inks
Chroma/Haze
Chroma/Set
Chroma/Strip
Chroma/Wet
Chroma/Tech PL
Chroma/Tech PL-2
Chroma/Tech SR
CitraKlean 2000
CP2
CP5/WR
Crystal Edge
Crystal Mint
Direct/Indirect
EtchEZ Film
Glide-Thru
I.P. (ImagePro) Jet
ImagePro Super
ImagePro Red
Magna/Cure
MAX-R Emulsion
Millennia Clean
PHAT Film
Pre-Mask
Press Wash
Pro/Cap
RapidMask
Reflex
Reflex Gelatin
SandCarver
SBX
Screen Wash
SoyBoy Hand Cleaner
Spike CT-420D
Spike UDC-420D
Squeegee Wash
Stain Remover
Stencil Remover
Typhoon Developer
UDC-ACE
UDC-HV
UDC-2
UDC-3
UltraPro
UV Minder

chromaline®

The Chromaline Corporation
4832 Grand Avenue • Duluth, MN 55807 USA
PH: 218-628-2217 • 800-328-4261 • Fax: 218-628-3245
Web Site: www.chromaline.com • E-mail: chromali@chromaline.com